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FEB 28 2020
Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Ave North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford L. Phelan — (205) 521-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

MONICA JENKINS VERCHER
Notary Public
Alabama State at Large

My Commission Expires
August 16, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

NBC SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2019

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
NBC Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 12 to the financial statement, the NBC Securities, Inc. has changed its method of accounting for operating leases as of January 1, 2019, due to the adoption of the Accounting Standards Update 2016-02, Leases (Topic 842).

Warren Averett, LLC

Warren Averett, LLC
We have served as NBC Securities, Inc.'s auditor since 2010.
Birmingham, AL
February 25, 2020

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	2,505,416
Deposits with clearing organizations		550,000
Receivables from broker-dealers and clearing organizations		772,733
Premises and equipment, net		92,729
Right-of-use lease asset		813,594
Other assets		422,759
TOTAL ASSETS	$	5,157,231
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to broker-dealers and clearing organizations		289
Income taxes payable		113,547
Deferred income taxes		46,580
Operating right-of-use lease liability		813,594
Accounts payable, accrued expenses and other liabilities		1,240,343
TOTAL LIABILITIES	$	2,214,353
STOCKHOLDER'S EQUITY		
Common stock, $1 par value – 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,629,298
Retained earnings		313,480
Total stockholder's equity		2,942,878
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,157,231

See notes to the Statement of Financial Condition.

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a dually-registered broker-dealer and registered investment advisor with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and executes and clears securities transactions and provides the custody client assets primarily through RBC Capital Markets, LLC (RBC), as clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts.

Premises and Equipment

Premises and Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of Financial Condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recently Adopted or Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard on January 1, 2018, with no material impact to the Statement of Financial Condition.

In February 2016, the FASB issued new guidance related to the accounting for leases ASU 2016-02 (ASC 842). The new guidance and subsequent amendments require the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. On January 1, 2019, the Company adopted ASU 2016-02 to comply with this FASB accounting standard. The Company primarily leases office space under operating leases and has recognized on the balance sheet all leases with terms exceeding one year, which results in the recognition of a Right of Use Asset and corresponding Lease Liability. The Right of Use Assets and Lease Liabilities were initially measured using the present value of the remaining lease payments. The Company does not currently have any leases classified as financing leases. The SEC issued a no-action letter, dated November 8, 2016, regarding the accounting treatment of the Right of Use Assets and Lease Liabilities under SEC Rule 15c3-1, the Net Capital Rule, whereby broker-dealers may treat the recorded Right of Use Assets as allowable assets under the net capital computation, to the extent of the related operating lease liability. The adoption of the new standard did not have a material impact on the Company's reported Net Capital, although a Right of Use Asset and corresponding liability was recorded at approximately $1,397,000.

On August 28, 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.* The amendments in ASU 2018-13 apply to all entities that are required, under existing U.S. generally accepted accounting principles (U.S. GAAP), to make disclosures about recurring or nonrecurring fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is reviewing the impact that the adoption of this ASU may have on its Statement of Financial Condition.

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize credit losses on financial instruments. As the Company qualifies under the definition of a smaller reporting company under the Securities and Exchange Commission's rules, the guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2022, with early adoption permitted in annual and interim periods in fiscal years beginning after December 15, 2018. In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*, which among other things, included several amendments to ASU No. 2016-13 changing how a company considers expected recoveries and contractual extensions or renewal options when estimating expected credit losses. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2023. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit losses. The Company is evaluating the impact that this new guidance will have on its financial position, which will depend on, among other things, the current and expected macroeconomic conditions and the nature and characteristics of financial assets held by the Company on the date of adoption.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2019, through the date of the issued Statement of Financial Condition. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2019 Statement of Financial Condition.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019, consists of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 772,733	$ 289

4. PREMISES AND EQUIPMENT, NET

A summary of Premises and Equipment at December 31, 2019, was as follows:

Computer equipment	$ 451,337
Office equipment	417,469
Leasehold improvements	52,380
	921,186
Accumulated depreciation	(828,457)
Total premises and equipment, net	$ 92,729

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate.

6. RELATED PARTIES

The Company has outstanding loans receivable from employees totaling $207,605 as of December 31, 2019, which are included in Other Assets in the Statement of Financial Condition. Under the terms of the related notes, the loans are forgiven on a monthly basis over the respective term of the loan dependent on the employee maintaining employment with the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

At December 31, 2019, the Company had net capital of $2,374,324 which was $2,124,324 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2019; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

The Company has determined that it does not have any tax positions at December 31, 2019, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2018. The tax returns for the years ended December 31, 2017, and thereafter are subject to audit by the taxing authorities. The Federal and State income taxes payable were $72,808 and $40,739 at December 31, 2019, respectively.

The components of Deferred Income Taxes included in Other Assets in the accompanying Statement of Financial Condition at December 31, 2019, were as follows:

Deferred tax liabilities:		
Premises and equipment related to depreciation and amortization	$	(9,460)
Prepaid expenses		(37,120)
Deferred tax liability for excess GAAP asset basis		(206,814)
Total deferred tax liabilities		(253,394)
Deferred tax assets:		
Deferred tax asset for excess GAAP liability basis		206,814
Total deferred tax asset		206,814
Net deferred tax liabilities	$	(46,580)

At December 31, 2019, the Company had $0 federal and $0 state net operating loss carry over.

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer and registered investment advisor, is subject to litigation and various claims, as well as examination by regulatory agencies. Based on information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

10. ASSETS AND LIABILITIES, AT FAIR VALUE

Fair value is defined by the U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. In accordance with ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value into three levels based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. The carrying value of cash and cash equivalents approximates fair value because of the short-term nature of these instruments. U.S. government treasury securities valuations are based upon unadjusted quoted prices in active markets that are accessible for identical assets to determine fair value. Under the fair level hierarchy, Level 1 consists of financial assets and liabilities whose fair values are estimated using quoted market prices. All the securities owned at fair value are Level 1 financial assets. Securities carried as cash equivalents were $2,000,000 and securities classified within receivables from broker-dealers and clearing organizations were $141,646 at December 31, 2019.

11. OPERATING LEASE OBLIGATIONS

The Company is obligated under various operating leases for the rental of office space throughout the U.S. All such leases are operating leases. Some of the Company's lease arrangements contain lease components (minimum lease payments) and non-lease components (real estate tax, maintenance, etc.). The Company believes that the leased properties are suitable and adequate to meet anticipated and current requirements for business operations.

As the Company's leases do not provide an implicit interest rate, the Company uses as its incremental borrowing rate the Prime Rate, currently 5.5%, as the discount rate in determining the present value of lease payments.

The Company's leases have various remaining lease terms of 2 months to 3.5 years, some of which include options to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's Right-of-use asset and Lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Leases with terms of less than 12 months are considered short-term leases and are not recorded in the Statement of Financial Condition, in compliance with the new standard (ASC 842).

The amount, timing and cash flows arising from the Company's operating lease obligations at December 31, 2019, were as follows:

Weighted-average remaining lease term	2.36 years
Weighted-average discount rate	5.5%

11. OPERATING LEASE OBLIGATIONS – CONTINUED

Minimum future lease payments under operating leases:	
2020	$ 420,873
2021	270,148
2022	127,538
2023	47,197
2024	-
Thereafter	-
Total undiscounted operating lease payments	865,755
Less: Imputed interest	(52,162)
Present value of operating lease liabilities at December 31, 2019	813,594
Cash paid for amounts included in the measurement of lease liabilities	583,047
Initial right-of-use asset recognized January 1, 2019	$ 1,396,641

NBC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)